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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53239

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/19___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ashton Stewart & Co., Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Ave., Suite 2700

(No. and Street)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent E. Hippert   443-541-8400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPA's PC

(Name – *if individual, state last, first, middle name*)

3535 Roswell Road, Ste 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing

MAR 02 2020

Washington, DC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Brent Hippert__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Ashton Stewart & Co., Inc.__ , as
of __December 31__ , 20 __19__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ASHTON STEWART & CO., INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2019

Ashton Stewart & Co., Inc.
Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Ashton Stewart & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ashton Stewart & Co., Inc as of December 31, 2019, the related statements of operations, changes in shareholder's equity and cash flows for the year then ended and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ashton Stewart & Co., Inc as of December 31, 2019, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ashton Stewart & Co., Inc's management. Our responsibility is to express an opinion on Ashton Stewart & Co., Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Ashton Stewart & Co., Inc's financial statements. The supplemental information is the responsibility of Ashton Stewart & Co., Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA'S PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 20, 2020

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Ashton Stewart & Co., Inc.
Statement of Financial Condition
December 31, 2019

ASSETS

Cash and Cash Equivalents	$	12,464
Total assets		12,464
Prepaid expense		594
Total assets	$	13,058

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

	$	-
		-

STOCKHOLDER'S EQUITY:
Preferred stock, 20,000,000 undesignated shares authorized
  no shares issued and outstanding
Common stock, $.001 par value, 80,000,000 shares

authorized, 8,500,000 shares issued and outstanding		8,500
Additional paid-in capital		317,436
Accumulated (deficit)		(312,878)
Total Stockholder's Equity		13,058
Total Liabilities and stockholders' equity	$	13,058

The accompanying notes are an integral part of these financial statements.

2

Ashton Stewart & Co., Inc.
Statement of Operations
For The Year Ended December 31, 2019

REVENUES:		
Capital Raising, Consulting	$	600
Affiliation and Compliance Fees		37,500
Total revenues		38,100
EXPENSES:		
Consulting Fees, Commissions, Payroll (net of rep reimbursement)		13,980
Regulatory fees (net of rep reimbursement)		14,460
Technology Costs		7,251
Other operating		4,371
Total expenses		40,062
INCOME BEFORE PROVISION FOR INCOME TAXES		
Provision for income taxes		-
NET LOSS	$	(1,962)

The accompanying notes are an integral part of these financial statements.

Ashton Stewart & Co., Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

	Common Stock		Additional Paid in Capital	Accumulated (Deficit)	Total
	Shares	Amount			
Balance, December 31, 2018	8,500,000	$ 8,500	$ 317,436	$ (310,916)	$ 15,020
Net Loss				(1,962)	(1,962)
Balance, December 31, 2019	8,500,000	$ 8,500	$ 317,436	$ (312,878)	$ 13,058

The accompanying notes are an integral part of these financial statements.

Ashton Stewart & Co., Inc.
Statement of Cash Flows
For The Year Ended December 31, 2019

OPERATING ACTIVITIES
    Net loss $ (1,962)
    Adjustments to reconcile net loss to net cash
      Used in operating activities:

        Increse in Prepaid expense   137
        Decrease in accounts payable   (24)
           Net cash used in by operating activities   (1,849)

NET DECREASE IN CASH AND CASH EQUIVALENTS   (1,849)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR   14,312

CASH AND CASH EQUIVALENTS AT END OF YEAR $ 12,464

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and summary of significant accounting policies

Organization

Ashton Stewart & Co., Inc. (the Company), formerly MAS Capital Securities, Inc. and Vantage Securities, Inc., was incorporated as MAS Trade.net, Inc., on September 27, 1999, in the State of Indiana. On October 29, 2001, the Company changed its name to MAS Capital Securities, Inc.

During November 2002, the Company's sole shareholder entered into an agreement to sell all of the issued and outstanding shares of the Company to Vantage Advisor Group, LLC (VAG or LLC). The name was then changed to Vantage Securities, Inc.

During 2010, in an effort to rebrand the firm to more adequately reflect its investment banking line of business the name was changed to Ashton Stewart & Co., Inc.

During 2015 the shares of the Company were sold. The Company will continue to operate under the new ownership. The new ownership has injected capital into the Company and will continue to do so to ensure the Company meets regulatory requirements.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Regulatory Authority (FINRA).

Revenue recognition

Revenue Recognition:
On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

    a. Investment banking M&A advisory fees

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Revenue from Contracts with Customers:
The Company elected the modified retrospective approach of adoption; therefore, prior period balances are presented under legacy GAAP and may not be comparable to current year presentation.

Investment Banking, Merger and Acquisition (M&A) Services:
These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

Affiliation and Compliance Services:
These services are reimbursed expenses from the Company's registered representatives. The Company receives reimbursements from its registered representatives for specific costs, this amount was $66,481 for 2019 and is credited to corresponding expense accounts on the statement of operations.

Income taxes

The Company follows FASB ASC 740-10 for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change. The Company has no uncertain tax positions at December 31, 2019.

Deferred taxes are classified depending on the assets and liabilities to which they relate.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2019.

The Company maintains its cash balances in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to significant credit risk related to cash.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. Generally Accepted Accounting Principles and is required by the SEC and FINRA.

The Company is evaluating new accounting standards and will implement as required.

Note 2 – Income taxes

The Company has unused Federal Income Tax operating loss carry forwards related to our operations of approximately $312,878 which expire between 2027 and 2033. The Company has not recorded a deferred tax asset reflecting any benefit of future tax benefits as in the judgment of the Company the utilization is not considered probable.

Note 3 – Net capital requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $12,464, which was $7,464, in excess of its required net capital of $5,000. The Company's percentage of aggregative indebtedness to net capital was 0.00%.

Note 4 – Subsequent Events

Subsequent events have been evaluated through February 20, 2020, which is the date the financial statements were issued. The Company has determined that there are no material subsequent events requiring adjustment to or disclosure in its financial statements.

Note 5 – Going Concern

The Company's owners plan to continue to fund operations for the foreseeable future until the Firm has profits. This is expected in the next 24 months.

Note 6 – Commitments and Contingencies

The Company leases a virtual office on and annual contract for $790 per year.

Stockholder's Equity per Statement of Financial Condition	$	13,058
Less: Nonallowable assets		594
Net capital	$	12,464
Aggregate indebtedness - items included in financial statements	$	-
Basic net capital requirement ($5,000 minimum)	$	5,000
Excess net capital	$	7,464
Precent aggregate indebtedness to net capital		0.0%

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA

Ashton Stewart & Co., Inc.
Schedules II & III - Computation for Determination of Reserve
Requirements and Information Relating to the Possession and
Control Requirements Under Rule 15c3-3
December 31, 2019

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Ashton Stewart & Co., Inc.

We have reviewed management's statements, included in the accompanying Ashton Stewart & Co., Inc.'s Annual Exemption Report, in which (1) Ashton Stewart & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ashton Stewart & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Ashton Stewart & Co., Inc. stated that Ashton Stewart & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Ashton Stewart & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ashton Stewart & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 20, 2020

11

ASHTON STEWART & CO., INC
800 Third Ave
Suite 2700
New York, NY 10022

Exemption Report

Ashton Stewart & Co.,Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent year ended December 31, 2018 without exception.

I, Brent E. Hippert, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Brent E. Hippert
Title: CFO
February 27, 2020